[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

April 25, 2007

Via Edgar and Federal Express

Perry Hindin Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Amendment No. 2 to Form SB-2 Filed February 13, 2007 File No. 333-137689

Ladies and Gentlemen:

On behalf of China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 (“Amendment No. 3”) to registration statement on Form SB-2 originally filed on September 29, 2006, as amended by amendment no. 1 filed on December 21, 2006 (“Amendment No. 1”), as further amended by amendment no. 2 filed on February 13, 2007 (“Amendment No. 2”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 3, in a clean version and a version marked to show changes from Amendment No. 2. We have been advised that changes in Amendment No. 3 compared against Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated February 27, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 32

1.
Comment: Please disclose the status of your efforts to refinance the $7.5 million note maturing on March 29, 2007. Make disclosure about any uncertainties regarding your plans to roll-forward the note, including disclosure about how you will proceed if the bank declines to extend the note.

Response: We note your comment and respectfully inform you that the Company paid approximately $0.5 million toward the balance of the note during December 2006. As a result, the remaining balance of the note was approximately $7 million on December 31, 2006. On March 30, 2007, the Company came to an agreement with the bank to refinance the note resolving any uncertainty regarding plans to roll-forward the note. According to the terms of the refinancing, the bank agreed to extend the note through two separate bank notes. The first note has a balance of $3.2 million and matures on March 29, 2008. The other note has a balance of $3.8 million and matures on March 29, 2010 with principal payments of $1.3 million each due on March 29, 2008 and 2009. The disclosures in the liquidity and capital resources have been revised accordingly.

Perry Hindin
April 25, 2007

2.
Comment: We refer to your response to comment 21. Your balance sheet includes $3.4 million in accrued income taxes. You also disclose in financial statement footnote 10 that you have failed to file appropriately prepared tax returns in China. Please expand MD&A and, if appropriate, add a separate risk factor to address the following matters:

•	Disclose why you failed to file appropriately prepared tax returns in China and disclose when management became aware that appropriate tax returns had not been filed.

•
Disclose the full extent to which you have failed to file appropriate tax returns. For instance, clarify the taxing jurisdictions and the years involved. If income taxes and VAT taxes require separate returns or have differing payment or filing requirements, please clarify the disclosure.

•	Disclose, in full and complete detail, the status of your efforts to prepare and file appropriately prepared tax returns.

•
Disclose the potential consequences of your apparent failure to file appropriate tax returns, including disclosure about the nature, extent and likelihood of any adverse actions that may be taken by the government. Also address any potential financial penalties and interest on past-due amounts.

•	Disclose how you intend to fund the significant liability accrued for income and other taxes.

Response: We note your comment and respectfully inform you that the accrued taxes are primarily composed of $1.4 million in income taxes and $1.6 million in VAT taxes. In China, companies are required to file income tax returns for the current year before April 15 of the following year and file VAT tax returns for the current month within ten days of the end of the month.

In the past, the Company filed VAT tax returns every month after getting VAT invoices including Out-VAT invoices and In-VAT invoices. However, because some customers did not immediately process these invoices, the Company did not include on a timely basis those invoices in the income and VAT tax returns.

In June 2006, the Company became aware that there were some income taxes and VAT taxes that were not included on a timely basis on the tax returns. Therefore the Company requested that these customers process all invoices from the Company.

The Company has communicated to the taxing authorities the situation and the Company has agreed to a payment schedule with the taxing authority in order to become current in the payment of VAT taxes. Under the agreed payment schedule, the Company will remit all VAT taxes incurred during prior periods over a three month period thereby becoming current in its payment of VAT taxes.

Perry Hindin
April 25, 2007

As disclosed in Note 10 to the financial statements, on March 15, 2007 one of the Company’s majority owned subsidiaries was granted an exemption from income taxes for the years ended December 31, 2006 and 2005. The approval of this exemption by the government of the PRC will reduce the amount of prior income tax payable during the first quarter of 2007 by $904,501.

There are no potential financial penalties and interest on past-due amounts because the Company has voluntarily reported the corrections.

At December 31, 2006, the Company had $3.7 million cash on hand. During 2007, the Company believes that it will have sufficient cash flows from operations to meet the accrued tax liabilities. Further, the income tax exemption granted to one of the Company’s majority owned subsidiaries will reduce the cash required to relieve these liabilities.

3.
Comment: As a related matter, failure to file appropriate tax returns would appear to be a significant internal control matter. Please make disclosure about any material weaknesses in internal control related to the matter or explain to us why you believe there are none. We may have further comment.

Response: We note your comment and respectfully inform you that the Company does not consider this to be a significant internal control matter because all related income and VAT taxes have been accrued, the Company has always been able to maintain a detailed accounting for these accruals and the government is aware of these items and will not impose any penalties or interest on these amounts.

The Board of Directors and Committees, page 52

4.	Comment: Provide the disclosure required by Item 407(a) of Regulation S-B or confirm that no such disclosure is required.

Response: We note your comment and respectfully inform you that we have added disclosures required by Item 407(a) on page 47 of the registration statement.

Financial Statements, beginning on page F-1

5.	Comment: Please update the audited financial statements when required by Item 310(g) to Regulation S-B.

Response: We respectfully note your comment and have included the required financial statements as a part of the filing.

Balance Sheet, page F-3

6.
Comment: We refer to your response to comment 12. Please confirm that the funds held in escrow by the government have been released from escrow for your use without restriction. Disclose in Note 1 when the funds were released for your use.

Perry Hindin
April 25, 2007

Response: We note your comment and respectfully inform you that the funds that were held in escrow by the government at September 30, 2006 were released for use during the fourth quarter of the calendar year 2006 and therefore have not been included in the balance sheet at December 31, 2006.

Note 2 - Business Condition, page F-10

7.
Comment: Please expand to address any potential consequences on your ability to continue as a going concern that may arise if the Chinese government were to take any adverse action in light of your apparent failure to file appropriate tax returns in China.

Response: We note your comment and respectfully inform you that as previously mentioned in the Company’s response to comment number 2, above, the Company does not foresee the Chinese government taking any adverse action again the Company as they are aware of the Company’s current tax status and they have agreed to the Company’s payment schedule. As a result, the Company’s ability to continue as a going concern should not be impacted by the previously filed tax returns in China.

Exhibits, page II-3

8.	Comment: Please provide an updated accountant's consent with any amendment to the filing.

Response: We respectfully note your comment and have included an updated consent with the filing.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Gui Hua Lan, China Shenghuo Pharmaceutical Holdings, Inc. Eduardo Aleman, U.S. Securities and Exchange Commission